Steben & Company, Inc.	240.631.7600 T
9711 Washingtonian Blvd., Suite 400	240.631.9595 F
Gaithersburg, MD 20878	www.steben.com

March 25, 2014

Mr. Asen Parachkevov
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Steben Alternative Investment Funds (the “Registrant”) (File Nos.: 811-22880, 333-190813)

Dear Mr. Parachkevov:

We received your comments via telephone on March 21, 2014, regarding the Pre-Effective Amendment No. 1 to the registration statement on Form N-1A (“Amendment No. 1”) for Registrant and its initial series, the Steben Managed Futures Fund (the “Fund”), that was filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on February 20, 2014. That filing contained responses to the staff’s comments on the Registrant’s initial registration statement (“Response Letter”). Your follow up items on the Response Letter, comments on Amendment No. 1 and Registrant’s responses are set forth below.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; (3) staff action in declaring the registration statement effective does not relieve Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (4) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Follow Up on Response Letter

Comment 1: With respect to Registrant’s response to Comment 4 of the Response Letter, please add risk disclosure either in the risk paragraph relating to foreign investments or a risk factor dedicated to Trading Advisors that Trading Advisors located in foreign jurisdictions are subject to foreign laws and clarify that the assets of any Investment Pools located in foreign jurisdictions may be custodied outside of the U.S.

Securities and Exchange Commission

March 25, 2014

Response: Registrant has made the requested clarifications and disclosure.

Comment 2: With respect to Registrant’s response to Comment 8 of the Response Letter, please confirm supplementally that the Fund is including, and will include, investment companies that rely on Section 3(c)(1) or Section 3(c)(7) in such calculations.

Response: Registrant confirms that it has, and will, include such investment companies in its calculation.

Comment 3: With respect to Comment 14 of the Response Letter, please clarify in the “Principal Investment Strategies” section that the purpose of investing in the Swaps is for the Fund to obtain exposure to the Trading Advisors. In addition, please confirm whether the investment in Swaps is for hedging or not.

Response: Please see the first sentence of the third paragraph following the bulleted disclosure on page 2 of the prospectus. The disclosure states as follows: “Investments in Swaps, Investment Pools and Derivative Investments provide the Fund with exposure to managers who employ a variety of managed futures trading strategies (“Trading Advisors”).” Registrant has made the requested disclosure regarding hedging.

Comment 4: With respect to Registrant’s response to Comment 15 of the Response Letter, please confirm explicitly that there is no current intention for the Fund to invest in Section 3(c)(1) or 3(c)(7) investments for which the Fund would bear indirect fees and expenses.

Response: Registrant confirms that there is no current plan to invest in investment companies that are relying on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Comment 5: With respect to Registrant’s response to Comment 20 of the Response Letter, please remove the risk factor about short sales and, if applicable, move it to the SAI.

Response: Registrant has moved the noted disclosure.

Comment 6: With respect to Registrant’s response to Comment 24 of the Response Letter, note that it is the staff’s position that any mutual fund with “managed future” included in its name should also include the word “strategy” to its name.

Response: As requested by the staff, Registrant has added “Strategy” to its name.

Comment 7: With respect to Registrant’s response to Comment 34 of the Response Letter, please make more prominent in the “Leverage Risk” paragraph in the “Principal Risk” section that not only can the Fund utilize leverage directly but that the Subsidiary utilizes leverage through the Swaps and that the Investment Pools will be highly leveraged.

Securities and Exchange Commission

March 25, 2014

Response: Registrant has included the requested risk disclosure.

Comment 8: With respect to Comment 37 of the Response Letter, please confirm that the Fund has concluded that the relationships noted in Comment 37 of the Response letter do not give rise to transactions requiring exemptive relief from the provisions of the 1940 Act.

Response: Registrant confirms that these relationships do not give rise to transactions requiring exemptive relief from the provisions of the 1940 Act.

Comment 9: With respect to Registrant’s response to Comment 47 of the Response Letter, please address the fact that investors may receive illiquid investments of the Fund and provide an example in “Doing Business with the Fund” section on page 32 of the prospectus under “Redemption-in-Kind.”

Response: Registrant has made the requested changes.

Comment 10: With respect to the Registrant’s response to Comment 55 of the Response Letter, please confirm that the Fund will amend its prospectus and SAI accordingly if it does determine to commence borrowing in the future.

Response: Registrant confirms that it will amend its prospectus and SAI as applicable if it determines to commence borrowing in the future.

Prospectus

Comment 11: In the “Fee and Expense Table” section on page 1 of the prospectus, please explain how the operating expense arrangement works and provide examples of other mutual funds that utilize a similar arrangement.

Response: Under the Operating Expense Agreement approved by the Board of the Registrant between Registrant and Adviser, Registrant pays the Adviser a set fee as disclosed in the prospectus and in return the Adviser pays the Fund’s normal operating expenses. Through this arrangement, the Adviser not only is able to monitor and manage expenses incurred by the Fund but the Advisor also is able to manage the Fund’s service providers. Such arrangement has the added benefit of serving as a cap on Fund expenses. There is no ability for the Adviser to recoup any expenses the Adviser incurs above the set fee. Other mutual fund groups that maintain similar arrangements include the Steben Select Multi-Strategy Fund, Direxion Funds , DirexionShares, Direxion Insurance Trust, and Meehan Mutual Funds.

Securities and Exchange Commission

March 25, 2014

Comment 12: In “Principal Investment Strategies” section on page 2 of the prospectus, please include a description from the Item 9 disclosure in the prospectus of the types of strategies utilized by the Trading Advisors.

Response: Registrant has incorporated the requested description.

Comment 13: In “Principal Investment Strategies” section on page 2 of the prospectus, please replace the word “mainly” in the first sentence of that section with “directly or indirectly.”

Response: Registrant has incorporated the requested revision.

Comment 14: In “Principal Investment Strategies” section on page 2 of the prospectus, please revise the first sentence of the sixth paragraph to make clear that there are no limits on the derivative investments that Trading Advisors may engage.

Response: Registrant has incorporated the requested clarification.

Comment 15: In “Principal Investment Strategies” section on page 2 of the prospectus, please replace the word “its portfolio” the third sentence of the seventh paragraph with “the Subsidiary’s portfolio.”

Response: Registrant has incorporated the requested revision.

Comment 16: In “Principal Investment Strategies” section on page 2 of the prospectus, please revise the penultimate sentence in the seventh paragraph to make clear that the Subsidiary will comply with the 1940 Act asset coverage requirements on a consolidated basis with the Fund. Please move this revised sentence to page 9 under the “Subsidiary” section.

Response: Registrant has made the requested revision and moved the sentence as requested.

Comment 17: In “Principal Risks” section on the top page 4 of the prospectus, please include “Investment Pools” in the following sentence: “The following risks apply to the Fund’s direct investment in securities and Derivative Instruments as well as the Fund’s indirect investment through the Subsidiary.”

Response: Registrant has made the requested addition.

Comment 18: In “Principal Risks” section on page 5 of the prospectus under “Investment Pool Risk” and “Swap Risk”, please include statements that these performance fees may incentivize Trading Advisors to make riskier investments and that the management and performance fees are payable on the notional investment.

Securities and Exchange Commission

March 25, 2014

Response: Registrant has made the requested revisions.

Comment 19: In “Additional Information about the Fund’s Principal Investment Strategies” section on page 9 of the prospectus under “Monitoring”, please clarify that Steben can reduce the notional exposure to a Trading Advisor’s program.

Response: Registrant has made the requested clarification.

Comment 20: In “Additional Information about the Fund’s Principal Investment Strategies” section on page 10 of the prospectus under “Swaps”, please include reference to Investment Pools in the third sentence.

Response: Registrant has made the requested revisions.

Comment 21: In “Additional Information about the Fund’s Principal Investment Strategies” section on page 10 of the prospectus under “Swaps”, please clarify that the Swaps are designed to provide exposure to the performance of particular Trading Advisors and that such performance will reflect the deduction of any management and performance fees on the notional amount.

Response: Registrant has made the requested clarifications.

Comment 22: In “Additional Information about the Fund’s Principal Investment Strategies” section on page 10 of the prospectus under “Derivative Investments”, please delete, if applicable, references to commodity-linked notes and other investments intended to serve as margin or collateral for swap positions in the first sentence of the first paragraph.

Response: Registrant has made the requested deletions.

Comment 23: In “Additional Information about the Principal Risks of Investing in the Fund” section on page 12 of the prospectus under “Counterparty Risk”, please clearly state that the Swaps in which the Fund will invest will be OTC transactions.

Response: Registrant has made the requested clarifications.

Comment 24: In “Additional Information about the Principal Risks of Investing in the Fund” section on page 16 of the prospectus under “Investment Pool Risk”, please replace “the Investment Pool’s overall profitability” with “the Fund’s overall profitability” in the penultimate sentence.

Securities and Exchange Commission

March 25, 2014

Response: Registrant has made the requested replacement.

Comment 25: In “Management of the Steben Managed Futures Fund” section on page 21 of the prospectus under “Subadviser”, please confirm supplementally that Steben will compensate the Subadviser from its management fee.

Response: Registrant confirms that the Adviser will compensate the Subadviser from its management fee.

Comment 26: In “Your Investment” section on page 24 of the prospectus under “Sales Charge Waivers”, please include the word “legitimate” with the statement “from its own profits” in the first sentence of the first paragraph following the bulleted points.

Response: Registrant has made the requested inclusion.

Comment 27: In “Your Investment” section on page 25 of the prospectus under “Reinstatement Privilege”, if the Fund has the ability to reject a request for reinstatement, please state so and under what circumstances.

Response: Registrant confirms that it will only reject requests for reinstatement to the extent that an investor does not meet the requirements set forth in the prospectus.

Comment 28: In “Your Investment” section on page 25 of the prospectus under “Investing in Class N Shares”, please clarify to whom Class N shares are available for purchase.

Response: Registrant has made the requested clarifications.

Comment 29: In “How to Sell Your Investment” section on page 27 of the prospectus under “Class A Shares”, please explain what are the “certain restrictions” noted in the first sentence under which Class A shares may be sold.

Response: Registrant has made the requested clarifications.

Comment 30: In “How to Sell Your Investment” section on page 29 of the prospectus under “Redemption Fees”, please state to which classes of shares the redemption fee applies.

Response: Registrant has made the requested changes.

Comment 31: In “Your Investment” section on page 31 of the prospectus under “Valuing Your Shares”, please address how the Fund will value Swaps and Investment Pools as well as the extent of the Board’s involvement.

Securities and Exchange Commission

March 25, 2014

Response: Registrant has made the requested additions and notes that the disclosures on page 30 of the prospectus provides an extensive summary of the Pricing and Valuation Procedures approved by the Board as well as the Board’s oversight of the pricing and the fair valuation process and procedures.

Comment 32: In “Doing Business with the Fund” section on page 35 of the prospectus under “Tax Reporting”, please clarify whether an investor has to indicate the specific cost basis each time the investor contacts the Fund for a redemption or exchange.

Response: Registrant has made the change to make clear that investors only have to contact the Fund once and their selection will be on a forward looking basis.

Statement of Additional Information

Comment 33: Under “Commodity Related Investments” on the top of page 9 of the SAI, please clarify the statement to make clear that commodity-related investments outside of the U.S. will not be subject to U.S. laws.

Response: Registrant has made the requested changes.

Comment 34: Under “Direct Debt Instruments” on the top of page 11 of the SAI, please state, if applicable, that the Fund does not currently intend to make any loans.

Response: Registrant has made the requested statement.

Comment 35: Under “Investment Pools” on the bottom of page 28 of the SAI, please clarify that the Fund, acting through its Subsidiary, may invest directly or indirectly in Investment Pools.

Response: Registrant has made the requested clarification.

Comment 36: Under “Securities Loans” on the bottom of page 36 of the SAI, please add a brief discussion as to the reinvestment of collateral that we receive from parties that borrow.

Response: Registrant notes that the requested disclosure is located in the middle of the paragraph as the fourth sentence in.

Comment 37: Under “Zero Coupon Securities” on the bottom of page 41 of the SAI, please add a brief discussion regarding the risks relating to the higher interest rates paid by OID, the accounting treatment of OID, default, valuation, volatility and that the distributions are not in paid capital but could come from sale of other investments.

Securities and Exchange Commission

March 25, 2014

Response: Registrant has added the requested disclosures.

Comment 38: Under “Other Accounts Managed by the Investment Committee Members” on the top of page 48 of the SAI, please address the column that indicates that Mr. Dolfin manages three accounts with a performance fee.

Response: Registrant has revised the table to make clear that Mr. Dolfin does not manage any accounts for which a performance fee is charged.

Comment 39: Under “Conflicts of Interest of the Adviser” on page 48 of the SAI, please include a statement that the Board has reviewed and approved the policies and procedures of the Adviser.

Response: Registrant has made the requested disclosure.

Comment 40: Under “Allocation of Investment Opportunities” on page 49 of the SAI, please include a statement that the Board has reviewed and approved the policies and procedures of the Adviser.

Response: Registrant has made the requested disclosure.

Comment 41: Under “Subadviser” on page 50 of the SAI, please confirm supplementally that the Adviser will be responsible for monitoring and coordinating compliance with Fund-wide restrictions and limitations.

Response: Registrant confirms that the Adviser will be responsible for monitoring and coordinating compliance with Fund-wide restrictions and limitations.

Comment 42: Under “Conflicts of Interest of the Subadviser” on page 51 of the SAI, please include a statement that the Board has reviewed and approved the policies and procedures of the Subadviser.

Response: Registrant has made the requested disclosure.

Comment 43: Under “Disclosure of Portfolio Holdings” on page 53 and 54 of the SAI, please disclose whether the noted disclosures will be made for a “legitimate investment purpose” and, if so, list the categories of parties to whom such disclosure will be made.

Response: Registrant has modified the noted disclosures as requested.

Comment 44: Under “Brokerage Transactions” on page 56 of the SAI, fourth paragraph from the top, please either address more fully whether the Adviser or Subadviser will conduct trades through an affiliated broker-dealer or revise the disclosure to delete references to affiliated broker-dealers.

Securities and Exchange Commission

March 25, 2014

Response: Registrant has deleted the last sentence of that paragraph regarding affiliated brokerage transactions.

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If you should have any questions regarding the enclosed information, please contact me directly at (240) 631-7602.

Sincerely,

/s/ Francine Rosenberger

Francine Rosenberger

cc:	George Zornada
K&L Gates LLP